SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Initial Filing)*

Dell Inc.
________________________________________________________
(Name of Issuer)

Common Stock
_______________________________________________________
(Title of Class and Securities)

24702R101
_______________________________________________________

(CUSIP Number of Class of Securities)

O. Mason Hawkins
Chairman of the Board and C.E.O.

Southeastern Asset Management, Inc.
6410 Poplar Avenue,  Suite 900
Memphis, TN  38119
(901) 761-2474
___________________________________________________________

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 8, 2013
___________________________________________
(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☒

SCHEDULE 13D

CUSIP No. 24702R101

1		NAME OF REPORTING PERSONS Southeastern Asset Management, Inc. I.D. No. 62-0951781
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) 00: Funds of investment advisory clients
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Tennessee
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (Discretionary Accounts) 74,417,786 shares
	8	SHARED OR NO VOTING POWER 55,878,000 shares (Shared) 16,980,438 shares (No Vote)
	9	SOLE DISPOSITIVE POWER (Discretionary Accounts) 91,398,224 shares
	10	SHARED DISPOSITIVE POWER 55,878,000 shares (Shared) 0 shares (None)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 147,276,224* shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☒ See Item 5(a)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.5%
14		TYPE OF REPORTING PERSON IA

* This amount includes 25,000,000 in Securities underlying shares in options, but excludes 6,476,800 European style options that are only exercisable on the expiration date of the options and will not be exercisable within the next 60 days.

SCHEDULE 13D

CUSIP No. 24702R101

1		NAME OF REPORTING PERSONS O. Mason Hawkins I.D. No. XXX-XX-XXXX
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) 00: None
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (Discretionary Accounts) None
	8	SHARED OR NO VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None 0 shares (None)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None (See Item 3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
14		TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the common stock (the “Securities”) of Dell Inc., a Delaware corporation (the “Issuer”).  The Issuer has its principal executive offices located at One Dell Way, Round Rock, Texas 78682.

Item 2.	Identity and Background

Subparagraphs (a), (b), and (c).  This statement is being filed by Southeastern Asset Management, Inc. (“Southeastern”), an investment advisor registered with the Securities & Exchange Commission under the Investment Advisers Act of 1940, as amended. The address of its principal office is 6410 Poplar Avenue, Suite 900, Memphis, Tennessee 38119.  Southeastern serves as an investment advisor to various individual clients, institutions including qualified retirement plans, endowment funds and to Longleaf Partners Fund and Longleaf Partners International Fund, a series of Longleaf Partners Funds Trust, a registered investment company organized as a Massachusetts business trust and having four series or portfolios.

The Securities of the Issuer reported in Item 5 herein were acquired on behalf of the investment advisory clients of Southeastern, including Longleaf Partners Fund and Longleaf Partners International Fund, under sole or shared discretionary authority granted Southeastern. None of the Securities are owned by or on behalf of Southeastern or by any of its directors or officers, or any Trustees or officers of Longleaf.

This statement is also being filed by Mr. O. Mason Hawkins, Chairman of the Board and Chief Executive Officer of Southeastern, in the event he could be deemed to be an indirect beneficial owner of the Securities reported by Southeastern through the exercise of voting control and/or dispositive power over the Securities as the result of his official positions or ownership of voting securities of Southeastern.  Neither Southeastern nor Mr. Hawkins owns any Securities for its or his own account and each disclaims beneficial interest in any of the Securities reported herein.

The names, business addresses, present principal occupation or employment and citizenship of each director and executive officer of Southeastern are set forth in Schedule I and incorporated herein by reference.

(d) During the last five years, neither Southeastern nor Mr. Hawkins has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Southeastern nor Mr. Hawkins has been a party to any civil or administrative proceeding involving any alleged violations of any securities laws.

(f) Southeastern is a corporation organized and existing under the laws of the State of Tennessee. Mr. Hawkins is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The respective investment advisory clients of Southeastern used approximately $2,277,215,983 in the aggregate to purchase the Securities reported in this filing. All assets used to purchase Securities were assets of these respective clients and none were assets of Southeastern. In addition, none of the proceeds used to purchase the Securities were provided through borrowings of any nature.

Item 4.	Purpose of Transaction

The Securities reported in this filing have been purchased and held for investment purposes on behalf of client accounts over which Southeastern has either sole or shared discretionary investment or voting power.  The Securities are reported by Southeastern and by Mr. Hawkins, in the event that either should be deemed to be a member of a group under Section 13(d)(3) or the beneficial owner of these Securities under the provisions of subparagraph (b) of Rule 13d-3 under the Securities Exchange Act of 1934. Beneficial ownership on the part of Southeastern and Mr. Hawkins as members of a group or as beneficial owners is expressly disclaimed, as permitted by Rule 13d-4.  All purchases of Securities were made for investment purposes only, in the ordinary course of business of Southeastern as a registered investment advisor. Southeastern may purchase additional Securities on behalf of clients in the future, or may sell all or a part of the current holdings of the Securities.

Southeastern is engaged in the business of investment management of its clients’ assets and pursues an investment philosophy of identifying undervalued situations and acquiring positions in undervalued companies on behalf of its clients.  In pursuing this investment philosophy, Southeastern analyzes the operations, capital structure and markets of companies in which its clients invest and continuously monitors the business operations of such companies through analysis of financial statements and other public documents, through discussions with knowledgeable industry observers, and with management of such companies, often at management’s invitation.

Southeastern qualifies as an institution which may elect to file securities ownership reports required by the Securities Exchange Act of 1934 on Schedule 13G and, as a routine matter, Southeastern utilizes Schedule 13G for its reporting of the ownership positions held by its investment advisory clients.  As the result of investment analysis or the occurrence of events, Southeastern may desire to participate in discussions with the particular portfolio company’s management or with third parties about significant matters in which Southeastern may suggest possible courses of action to assist in building corporate intrinsic value per share or to cause the Company’s true economic value to be recognized.  In such situations, Southeastern may elect to convert a filing on Schedule 13G to a filing on Schedule 13D in order to be more active in corporate governance and management matters, and to have the ability to enter into discussions with third parties concerning proposed corporate transactions of a significant nature.

On February 5, 2013, the Issuer announced that it had signed a definitive merger agreement pursuant to which Michael Dell, together with Silver Lake Partners, intend to cash-out existing stockholders of the Issuer at a per share price of $13.65 in a “going private” transaction.  In response to such announcement, on February 8, 2013, Southeastern sent a letter to the Board of Directors of the Issuer expressing its extreme disappointment in the per share price of $13.65, which Southeastern believes grossly undervalues the Issuer.  The letter also expressed Southeastern’s current intent to vote against the proposed transaction as currently structured.  The letter further stated that Southeastern currently intends to avail itself of all options at its disposal to oppose the proposed transaction, including but not limited to a proxy fight, litigation claims and any available Delaware statutory appraisal rights.  A copy of the letter is attached hereto as Schedule III.  Southeastern hereby reserves the right to discuss various alternatives, including any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest In Securities Of The Issuer

(a) The aggregate number and percentage of Securities to which this Schedule 13D relates is 147,276,224 shares of the common stock of the Issuer, constituting approximately 8.5% of the 1,738,600,597 shares outstanding.  This amount includes 25,000,000 in Securities underlying shares in options, but excludes 6,476,800 European style options that are only exercisable on the expiration date of the options and will not be exercisable within the next 60 days.  The calculation of the foregoing percentage is based on the number of shares disclosed as outstanding as of February 3, 2013 by the Issuer in its current report on Form 8-K, and filed with the Securities and Exchange Commission on February 6, 2013.

	Common Shares Held		% of outstanding Common Shares
Voting Authority

Sole:	74,417,786		4.3%
Shared:	55,878,000	*	3.2%
None:	16,980,438		1.0%

Total	147,276,224	**	8.5%

  *Consists of shares owned by Longleaf Partners Fund.  This amount includes 25,000,000 in Securities underlying shares in options, but excludes 6,476,800 European style options that are only exercisable on the expiration date of the options and will not be exercisable within the next 60 days.

 **Does not include 705,000 shares held by one non-discretionary account over which the filing parties have neither voting nor dispositive authority. Beneficial ownership is expressly disclaimed with respect to these shares.

Dispositive Authority

Sole:	91,398,224		5.3%
Shared:	55,878,000	*	3.2%
None:	0		0.0%

Total	147,276,224	**	8.5%

  *Consists of shares owned by Longleaf Partners Fund.  This amount includes 25,000,000 in Securities underlying shares in options, but excludes 6,476,800 European style options that are only exercisable on the expiration date of the options and will not be exercisable within the next 60 days.

 **Does not include 705,000 shares held by one non-discretionary account over which the filing parties have neither voting nor dispositive authority. Beneficial ownership is expressly disclaimed with respect to these shares.

(b) Southeastern generally has the sole power to dispose of or to direct the disposition of the Securities held for discretionary accounts of its investment clients, and may be granted the sole power to vote or direct the vote of such Securities; such powers may be retained by or shared with the respective clients for shared or non-discretionary accounts.  Shares held by any Series of Longleaf Partners Funds Trust are reported in the “shared” category.

(c) Purchase or sale transactions in the Securities during the past sixty days are disclosed on Schedule II.

(d) The investment advisory clients of Southeastern have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Securities, and the sole power to direct the receipt of dividends from any of the Securities held for their respective accounts.  Such clients may also terminate the investment advisory agreements without penalty upon appropriate notice. Southeastern does not have an economic interest in any of the Securities reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or

Relationships with Respect to Securities of the Issuer

The powers of disposition with respect to Securities owned by discretionary private accounts of Southeastern are established in written investment advisory agreements between clients and Southeastern, which are entered into in the normal and usual course of the business of Southeastern as a registered investment advisor and which are generally applicable to all securities purchased for the benefit of each such discretionary private account.

The written investment advisory agreements with clients generally do not contain provisions relating to borrowing of funds to finance the acquisition of the Securities, acquisition of control, transfer of securities, joint ventures, or any of the other transactions listed in the instructions to Item 7 of Schedule 13D other than voting of proxies.  In connection with voting, Southeastern may be allowed or directed to vote the proxies received by accounts classified as “discretionary” or “shared” accounts; such authority is generally retained by the clients for accounts classified as “non-discretionary.”

The Longleaf Partners Fund and the Longleaf Partners International Fund have entered into over-the-counter derivative instruments on the Issuer.  In a series of transactions, the Longleaf Partners Fund purchased 12,500,000 December 2015 call options on the Issuer at a strike price of $7.00 from each of Counterparty 1 and Counterparty 2 for a total of 25,000,000 options.  A copy of the Counterparty 1 and Counterparty 2 call option trade confirmations have been attached hereto as Schedules IV and V, respectively.

In addition, the Longleaf Partners International Fund entered into an over-the-counter put/call option combination transaction on the Issuer with Counterparty 3.  The Longleaf Partners International Fund purchased 6,476,800 August 2016 call options on the Issuer at a strike price of $15.50 while simultaneously selling 6,476,800 August 2016 put options on the Issuer to Counterparty 3 at the same strike price.  The put and the call option are both European style options and are only exercisable on the expiration date of the options.

Item 7.	Material to be Filed as an Exhibit

Schedule I.  Information with Respect to Directors and Officers of Southeastern Asset Management, Inc.

Schedule II.  Securities transactions in the last 60 days.

Schedule III.  Letter to the Board of Directors of Dell, Inc., dated February 8, 2013.

Schedule IV.  Counterparty 1 trade confirmation.

Schedule V.  Counterparty 2 trade confirmation.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2013

Southeastern Asset Management, Inc.

By:	/s/ O. Mason Hawkins
Name: O. Mason Hawkins
Title: Chairman of the Board and Chief Executive Officer

O. Mason Hawkins, Individually

/s/ O. Mason Hawkins

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Initial Schedule 13D with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Initial to Schedule 13D. In evidence thereof, the undersigned hereby execute this Agreement as of February 8, 2013.

Southeastern Asset Management, Inc.

By:	/s/ O. Mason Hawkins
Name: O. Mason Hawkins
Title: Chairman of the Board and Chief Executive Officer

O. Mason Hawkins, Individually

/s/ O. Mason Hawkins

SCHEDULE I
Information with Respect to Executive
Officers and Directors

The following information is disclosed for each of the directors and executive officers of Southeastern: name; business address; and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise specified, the principal employer of each such individual is Southeastern Asset Management, Inc., having its principal executive offices located at 6410 Poplar Ave., Suite 900, Memphis, Tennessee 38119.  Each individual identified below is a citizen of the United States.

To the knowledge of management of Southeastern, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

SOUTHEASTERN ASSET MANAGEMENT, INC.

Directors

O. Mason Hawkins, CFA: Chairman of the Board and Chief Executive Officer of Southeastern Asset Management, Inc.; Trustee and Co-Portfolio Manager of Longleaf Partners Funds.

G. Staley Cates, CFA:  President of Southeastern Asset Management, Inc.; Co-Portfolio Manager of Longleaf Partners Funds.

Richard W. Hussey: Chief Operating Officer and Principal of Southeastern Asset Management, Inc.

Other Officers

Brandon Arrindell	Analyst
Jim Barton, Jr., CFA	Head of Portfolio Risk Management, Principal
Julie M. Bishop, CPA	Mutual Fund Chief Financial Officer, Principal
J. Isaac Byrd	Head of Portfolio Compliance
Scott Cobb	Senior Analyst, Principal
Deborah Craddock	Head of Trading, Principal
Jeffrey D. Engelberg, CFA	Senior Trader, Principal
Steve Fracchia, CPA	Chief Financial Officer, Principal
Ross Glotzbach, CFA	Senior Analyst, Principal
Michael Johnson	Senior Trader
Lee B. Harper	Head of Client Portfolio Management, Principal
Lowry H. Howell, CFA	Senior Analyst, Principal
Steve McBride	Assistant General Counsel
Andrew R. McCarroll	General Counsel, Principal
W. Douglas Schrank	Senior Trader
Josh Shores, CFA	Senior Analyst, Principal
Ken Siazon	Senior Analyst, Principal
Jim Thompson, CFA	Senior Analyst, Principal
Peter Kris	Head of Global Fund Business
Manish Sharma, CFA	Senior Analyst, Principal
Jamie H. Baccus, CPA	Head of Portfolio Accounting
Gary M. Wilson, CFA	Client Portfolio Manager, Principal
Michael J. Wittke	Chief Compliance Officer

SCHEDULE II
Transactions in the Last Sixty Days

Transaction Type	Date	# of Shares	Price Per Share*

Sale	12/12/2012	57,300	$ 10.60
Sale	2/6/2013	86,000	$ 13.46
Sale	2/6/2013	112,000	$ 13.46
Sale	2/6/2013	59,000	$ 13.46
Sale	2/6/2013	26,000	$ 13.46
Sale	2/6/2013	43,000	$ 13.46
Sale	2/6/2013	46,667	$ 13.46
Sale	2/6/2013	9,000	$ 13.46
Sale	2/6/2013	5,000	$ 13.46
Sale	2/6/2013	5,000	$ 13.46
Sale	2/6/2013	10,000	$ 13.46
Sale	2/6/2013	28,000	$ 13.46
Sale	2/6/2013	12,000	$ 13.46
Sale	2/6/2013	5,000	$ 13.46
Sale	2/6/2013	15,000	$ 13.46
Sale	2/6/2013	6,000	$ 13.46
Sale	2/6/2013	4,000	$ 13.46
Sale	2/7/2013	74,333	$ 13.46
Sale	2/7/2013	144,000	$ 13.46
Sale	2/7/2013	4,000	$ 13.46
Sale	2/7/2013	19,055	$ 13.46
Sale	2/7/2013	34,445	$ 13.46
Sale	2/7/2013	6,500	$ 13.46
Sale	2/7/2013	20,000	$ 13.46
Sale	2/7/2013	21,000	$ 13.46
Sale	2/7/2013	49,334	$ 13.46
Sale	2/7/2013	7,000	$ 13.46
Sale	2/7/2013	14,000	$ 13.46
Sale	2/7/2013	17,000	$ 13.46
Sale	2/7/2013	28,000	$ 13.46
Sale	2/7/2013	3,000	$ 13.46
Sale	2/7/2013	30,000	$ 13.46

Sales by Southeastern at the direction of a client in the ordinary course of  business on NASDAQ or through Electronic Communication Networks (ECNs).

* Net of commissions

SCHEDULE III

February 8, 2013

Board of Directors
Dell Inc.
One Dell Way
Round Rock, TX 78682
Attention:	Lawrence P. Tu
Senior Vice President, General Counsel and Secretary

Dear Board of Directors:

Southeastern Asset Management, Inc. beneficially owns on behalf of its investment advisory clients approximately 8.5% of Dell’s outstanding shares (including options), making us your largest outside shareholder.  We are writing to express our extreme disappointment regarding the proposed go-private transaction, which we believe grossly undervalues the Company.  We also write to inform you that we will not vote in favor of the proposed transaction as currently structured.  We retain and intend to avail ourselves of all options at our disposal to oppose the proposed transaction, including but not limited to a proxy fight, litigation claims and any available Delaware statutory appraisal rights.

We expect the Board of Directors to perform its responsibility to thoroughly review all alternatives to the proposed transaction to deliver maximum value to Dell’s public shareholders.  We would have endorsed a transformative transaction that would have provided full and fair value to Dell’s public shareholders, including a leveraged recapitalization or a go-private type sale where current shareholders could elect to continue to participate in a new company with a public stub.  Unfortunately, the proposed Silver Lake transaction falls significantly short of that, and instead appears to be an effort to acquire Dell at a substantial discount to intrinsic value at the expense of public shareholders.

 The Board of Directors has a fiduciary duty to consider any transaction, and particularly an insider transaction such as this, in light of what is in the best interest of all of Dell’s shareholders.  We believe that the proposed transaction, under which Dell’s public shareholders would receive only $13.65 per share, clearly represents an opportunistically timed bid to take the Company private at a valuation far below Dell’s intrinsic value, and deprives public shareholders of the ability to participate in the Company’s substantial future value creation.  Specifically, the following  supports our valuation analysis:

Southeastern believes that straightforward, modest valuations of Dell result in per share valuations vastly in excess of the $13.65 offer price.  Net cash per share after deducting structured debt within Dell Financial Services (DFS) is $3.64.  Dell Financial Services has a book value of $1.72 per share.  In addition, since Michael Dell resumed his role as CEO in 2007, the Company has spent $13.7 billion or $7.58 per share on acquisitions intended to transform the Company into a sustainable IT business and lessen its reliance on the PC business. During Dell’s June 2012 analyst day, Dell Chief Financial Officer Brian Gladden said that in aggregate the acquisitions to that point had delivered a 15% internal rate of return. The Company has neither taken nor discussed the need to take any write downs of these acquisitions.  We therefore conservatively believe the acquisitions are worth a minimum of their cost.  Taken together, these items total $12.94 per share before we even look at the other businesses.

1

The current bid therefore places a value of less than $1.00 per share on the remainder of the Company.  By any objective measure, that is woefully inadequate.  Specifically, none of the following are accounted for above:

•
As one of the dominant players in X86 servers, including the DCS division serving  “hyperscale” customers, the server business alone is easily worth $8.0 billion, or $4.44 per share.  This value excludes the results of  SonicWall, Wyse and Quest which are included in the “Acquisitions” total above and which are carried in the “Servers and Networking” division.

•
The part of the “Services” segment not captured in the “Acquisitions” line above consists mainly of Dell’s “support and deployment” activities.  This business has less correlation with the PC business and more closely follows the expansion of data center activity.   In the last quarter, a quarter in which PC revenue declined by 19%, this support and deployment business grew by 5%. Estimates of its revenues are approximately $4.8 billion, at which we believe it would produce at least $1.0 billion of operating income.   This operating income should be assigned a higher multiple than that attributed to the PC business. Our estimate of its value is at least $7.0 billion, or $3.89 per share.

•
The PC business generates roughly $27.0 billion of revenue and we estimate approximately $1.3 billion of operating profit.  While we could accept the most bearish case in assuming the “death of the PC,” this business is certainly worth more than zero.  Even the PC’s harshest critics would accept that the PC will be around for more than a few years.  A multiple of operating income of 4 gives this business a value of approximately $5.0 billion, or $2.78 per share.  We would note that Lenovo (primarily a PC company), with net income of around $700 million, has a market value of $11.0 billion.

•	The Software and Peripherals segment not captured above should be worth at least $3.0 billion, or $1.67 per share, which works out to a multiple of less than 7 times operating income.

•	We subtract $1.00 per share to account for capitalized unallocated expenses.

Adding the value of these operating segments to the $12.94 outlined above and subtracting out an estimated $1.00 per share of DFS value embedded within the segments yields a total corporate value approaching $24.00 per share.  This obviously exceeds the $13.65 offer and does not even take into account Dell’s strong product distribution capability, especially in the small to medium size business space (SMB).  This SMB distribution strength is the result of the Company’s heritage and legacy of selling directly to the end customer.  Competitors like HP, IBM, Oracle, and Cisco do not have comparable distribution strength in SMB.  This competitive advantage should enable Dell to continue to be able to sell its portfolio of enterprise solutions and services to a growing SMB market.

2

Valuation Summary (per share)
Net cash (1)	$3.64
DFS (2)	1.72
Acquisitions since 2008 (3)	7.58
Server Business (4)	4.44
Support and Deployment (5)	3.89
PC Business (6)	2.78
Software and Peripherals (7)	1.67
Unallocated Expenses (8)	-1.00
DFS value embedded in segments (9)	-1.00
Total	$23.72
(see page 6 for footnotes)

In short, the evidence is overwhelming that shareholders are being deprived of their proportionate share of the Company’s true value, which is much more than $13.65 per share.

We believe the Board of Directors had several alternatives that would have produced a far better outcome for public shareholders than the proposed transaction.

One alternative the Board of Directors could have implemented instead of approving the Silver Lake transaction is a leveraged recapitalization that would have facilitated the payment of a special dividend to public shareholders.  As opposed to forcing shareholders out at $13.65, this option would have allowed all shareholders to receive a large cash payment while retaining ownership of significant future cash flow streams. The revenue mix of Dell’s business has changed as a result of strategic acquisitions, resulting in the fact that roughly half of the annual free cash flow generated comes from higher growth enterprise businesses while the other half comes from legacy businesses linked to the PC.

As highlighted in an example below, the Company could have paid shareholders a substantial special dividend (close to $12.00 per share in the example below) while still retaining the ability to generate anywhere from $1.14 to $1.34 per share of free cash flow per year (same as the Company’s measure of “non-GAAP” earnings). Using the midpoint of the free cash flow range of $1.24 based on the estimates below, the Company would produce over $2.2 billion in free cash flow annually. This level of cash flow generation provides interest coverage of 4:1 based on the numbers below.  There are other variations of this general idea, such as a larger immediate dividend and smaller resulting free cash flow.  The Company could have undertaken the following three steps to create the ability to pay a special dividend:

1)
Realize stated book value for DFS, while maintaining origination, servicing, and the strategic customer relationship. This would mean proceeds of roughly $3.1 billion (DFS receivables less associated structured financing debt).

2)
Pay the federal corporate tax to bring home offshore cash. This would raise at least $9.25 billion of cash for payout while obviously eliminating any future interest income. If the Company were to explore ways to move the overseas cash back in a more tax efficient manner, then the special dividend could be increased by the amount of tax saved.

3)	Undertake new borrowings of $9.0 billion, with an expected interest rate of 7%.

3

Implementing these three steps could produce a special dividend of almost $12.00 per share:

(in millions of USD, except per share item)
DFS proceeds	$3,100
Foreign cash realized after tax	9,250
New borrowings	9,000
Available for special dividend	21,350
Shares, RSUs, and in-the-money options	1,800
Potential dividend per share	$11.86

However, even after this special dividend, an amount that represents 85% of the buying group’s offer, there would still be available to shareholders well over $1.00 of free cash flow per share:

Pro Forma Free Cash Flow (in millions of USD, except per share item)
	Low Estimate	High Estimate
EBITDA (1)	$4,500	$5,000
Estimated Cap Ex	-600	-600

Free EBITDA	3,900	4,400
Less: Foregone DFS income(2)	-275	-275

Pro Forma Free EBITDA	3,625	4,125
Existing Interest Expense	-265	-265
Interest from new debt	-630	-630

Pro forma pretax free EBTDA	2,730	3,230
Estimated tax	-685	-810

Free cash flow	2,045	2,420
Shares	1,800	1,800

Pro forma FCF/share	$1.14	$1.34

1 Range of EBITDA estimates from Citi, Credit Suisse, Deutsche, UBS, Raymond James, Bernstein, Goldman 2 Estimate (undisclosed)

A second alternative the Board of Directors could have implemented instead of approving the Silver Lake transaction is another form of recapitalization that would be a Dutch auction or some other structure that would allow shareholders to tender shares for cash based on a price or range of prices for a determined amount of shares. In this form of recapitalization, instead of using the cash specified in the example above for a dividend, the Company would use that cash  systematically to repurchase shares from those holders desiring to sell. The effect would be a dramatic reduction in the share count which would leave the remaining holders with increased ownership of the free cash flow stream cited above.

4

  We understand that Michael Dell is not bound to the Silver Lake transaction and can participate in facilitating a superior offer.  We are concerned that given the participation of Michael Dell in this transaction, that a traditional go shop process is not sufficient to ensure that the Company receives superior offers.  Specifically, as stated above, our value for the entire Company is approximately $24.00 per share, but we also believe that selling multiple business units to strategic buyers could easily exceed $13.65 per share.

Additionally, the Board of Directors should aggressively seek a proposal that differs from Silver Lake’s thereby not forcing public shareholders to sell for a price so far below a reasonable valutation. A different buyer could serve the same purpose as Silver Lake, undertake similar leverage, but importantly and more fairly, could allow a reasonable percentage of the “rolled-in” equity to come from existing shareholders who choose to do so. While functioning much like a typical private equity transaction, this would actually leave a public “stub,” which would allow public shareholders to remain investors in Dell’s future. Several previous transactions have successfully implemented this type of structure and it merits study by the Board of Directors.

There are materially superior alternatives to the proposed transaction, and we hope that in addition to supporting one of the alternatives, Michael Dell would participate. If given the option, other existing shareholders could provide as much or more equity than Michael Dell currently proposes to do, which would lead to superior levels of equity contribution and more financial flexibility to serve Dell’s customers and to grow.

We understand that given the restrictions the Board of Directors has imposed upon itself in connection with approving the ill-advised transaction announced on February 5, 2013, the Board of Directors would not be able to pursue the first two recapitalization alternatives stated above at this time.  However, we are confident our fellow shareholders are as disappointed as we are with the proposed  $13.65 per share price, and the Company could pursue such alternatives when the non-conflicted shareholders ultimately vote against the proposed transaction.

In closing we reiterate our opposition to the proposed Silver Lake transaction and have serious concerns about the Board of Director’s approval, which penalizes shareholders by forcing them to exit at a significant discount to intrinsic value rather than adopting alternatives such as a recapitalization that would have better rewarded shareholders. We expect the Board of Directors to satisfy its fiduciary obligations to all shareholders and to consider superior alternatives that treat public shareholders fairly.

Sincerely,

/s/ O. Mason Hawkins	/s/ G. Staley Cates
O. Mason Hawkins, CFA Chairman & Chief Executive Officer	G. Staley Cates, CFA President & Chief Investment Officer

5

Notes:

1)	Cash & cash equivalents, short-term investments , and long-term investments of $14.2 billion; total debt, excluding $1.4 billion of DFS structured debt, of $7.6 billion; as of 11/2/12

2)	DFS book value of $3.1 billion as of 11/2/12

3)	Cash spent on acquisitions, net of cash acquired, as of 11/2/12 since fiscal year 2008

4)	Assumes $8 billion of revenue and $880 million of operating income excluding acquired businesses reported within Servers & Networking

5)	Assumes $4.8 billion of revenue and $1 billion of operating income from “Support & Deployment”

6)	Assumes $27 billion in revenue and $1.3 billion of operating income from “Mobility” and “Desktop PCs”

7)	Assumes $9 billion in revenues and $450 million in operating profit from “Software and Peripherals”

8)	Assumes $300 million of unallocated expenses

9)	Assumes $250-$300 million of DFS net interest income embedded within the segments

•	Margin assumptions driven by company guidance at Dell 2011 Analyst Meeting:

Broad portfolio well-positioned for the future…

Generating solid returns and mixing to more profitable solutions

Products
Revenue / OpInc %*
Consumer
SMB
Public
Large Enterprise
Servers & Networking
$7.6B / >10%
29%
23%
48%
Storage
$2.3B / ~10%
Target >15%
25%
34%
41%
Services
$7.7B / >20%
8%
13%
44%
35%
Client
$33.7B / >5%
30%
25%
22%
23%
S&P
$10.3B / >5%
15%
23%
33%
29%

Revenue Mix
Client
Enterprise
Services
S&P
67%
13%
6%
14%
55%
16%
12%
17%
<50%
18-22%
18-22%
<15%
FY05
FY11
FY15

- Dell IP and innovation changing conversation with customers… focused on solutions that optimize efficiency and flexibility
- Product mix shift to enterprise solutions and services key to improved and sustained profitability long-term
- Executing well with profitable client and S&P business… sustaining structural cost improvement

* OpInc % approximate 1Q'12 actuals. Additionally, extended warranty support services is counted both in services and in each line of business.

2011 Dell Financial Analyst Meeting

6

SCHEDULE IV

19 January 2011
Longleaf Partners Fund 6410 Polpar Ave. Ste 900, Memphis 38119, Tennessee United States	Internal Reference Number: XXXXXXXXXX

THIS REPLACES AND SUPERSEDES ALL EARLIER DATED CONFIRMATIONS UNDER THIS TRANSACTION REFERENCE NUMBER.
Our Transaction Reference Number:  XXXXXXX

Dear Sir / Madam,

The purpose of this facsimile agreement (this “Confirmation”) is to confirm the terms and conditions of the Transaction entered into between XXXXXXXXXXX (“Party A”) and Longleaf Partners Fund (“Party B”) on the Trade Date specified below (the “Transaction”).

XXXXXXXXXXXXX IS NOT REGISTERED AS A BROKER DEALER UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934.  XXXXXXXXXXXXX HAS ACTED SOLELY AS AGENT IN CONNECTION WITH THIS TRANSACTION AND HAS NO OBLIGATION, BY WAY OF ISSUANCE, ENDORSEMENT, GUARANTEE OR OTHERWISE WITH RESPECT TO THE PERFORMANCE OF EITHER PARTY UNDER THE TRANSACTION.  AS SUCH, ALL DELIVERY OF FUNDS, ASSETS, NOTICES, DEMANDS AND COMMUNICATIONS OF ANY KIND RELATING TO THIS TRANSACTION BETWEEN PARTY A AND PARTY B SHALL BE TRANSMITTED XXXXXXXXXXXXXXXXXXXXXXXXXXXXX IS NOT A MEMBER OF THE SECURITIES INVESTOR PROTECTION CORPORATION (SIPC).

The definitions and provisions contained in the 2006 ISDA Definitions (the “2006 Definitions”) and in the 2002 ISDA Equity Derivatives Definitions (the “Equity Definitions”, and together with the 2006 Definitions, the “Definitions”), in each case as published by the International Swaps and Derivatives Association, Inc. are incorporated into this Confirmation.  In the event of any inconsistency between the 2006 Definitions and the Equity Definitions, the Equity Definitions will govern.  In the event of any inconsistency between the Definitions and this Confirmation, this Confirmation will govern.  References herein to a “Transaction” shall be deemed to be references to a “Swap Transaction” for the purposes of the 2006 Definitions.

1.
This Confirmation constitutes a “Confirmation” as referred to in, and supplements, forms a part of and is subject to, the ISDA Master Agreement dated as of November 18, 2010, as amended and supplemented from time to time (the “Agreement”), between you and XXXXXXXXXXXX.  All provisions contained in the Agreement govern this Confirmation except as expressly modified below.

2.	The terms of the particular Transaction to which this Confirmation relates are as follows:

General Terms:
Transaction Type:	Share Option Transaction
Trade Date:	December 02, 2010
Option Style:	American
Option Type:	Call
Seller:	Party A
Buyer:	Party B
Shares:	Ordinary Shares of Dell Inc. (the “Issuer”)
RI Code:	DELL.OQ
Number of Options:	9,350,000.00
Strike Price:	USD 7.00
Spot Price:	USD 13.649
Premium:	USD 79,616,185.00 (Premium per Option USD 8.5151)
Premium Payment Date:	December 07, 2010
Exchange(s):	NASDAQ Global Select Market
Related Exchange(s):	All Exchanges
Calculation Agent:	As specified in the Agreement
Exchange Look-alike Share Option terms:
Exchange Look-alike:	Not Applicable
Procedure for Exercise:
Commencement Date:	The Trade Date
Latest Exercise Time:	1:00 PM New York time
Exercise Period:	All Scheduled Trading Days from, and including, the Trade Date to, and including, the staggered Settlement Date between 9:00 a.m. and the Latest Exercise Time.
Staggered Settlement Date:	The day that is 9 Scheduled Trading Days Immediately prior to the Expiration Date.
Automatic Exercise Period:	The period of ten (10) consecutive Valid Dates commencing on and including the Staggered Settlement Date to and including the Expiration Date.
Valid Date:
With respect to Physical Settlement:

A Scheduled Trading Day that is not a Disrupted Day and on which another Averaging Date in respect of the relevant Valuation Date does not or is not deemed to occur.

With respect to Cash Settlement:

A Scheduled Trading Day on which the Calculation Agent determines in its sole discretion that a VWAP Price is available or can be determined subject to the VWAP Price provisions below.

Expiration Time:	The Scheduled Closing Time on the Exchange
Expiration Date:	December 14, 2015
Multiple Exercise:	Applicable
Minimum Number of Options:	1

Maximum Number of Options:	9,350,000
Integral Multiple:	1
Automatic Exercise:
Applicable; provided however, notwithstanding the terms of the Equity Definitions, (A) where cash Settlement is applicable Automatic Exercise shall occur on the staggered Settlement Date, and (B) where Physical Settlement Is applicable Automatic Exercise shall be applicable on each Valid Date during the Automatic Exercise Period with respect to 1/10th of the Options remaining as of the Staggered Settlement Date provided that the Reference Price for such Valid Date exceeds the Strike Price.  Notwithstanding the foregoing Automatic Exercise will not occur if the Buyer notifies the Seller before 4:15pm New York time on the Staggered Settlement Date that the Buyer does not wish Automatic Exercise to occur.

Seller’s Telephone Number and Telex and/or Facsimile Number and Contact Details for Purpose of Giving Notice:	Attention: Tel No: Fax No:	Equity Derivative Traders XXXXXXXXXXX XXXXXXXXXXX
Reference Price:
With respect Options that are Physically Settled and to which Automatic Exercise applies, the price published by the Exchange at the Scheduled Closing Time on each relevant Valid Date during the Automatic Exercise Period.

Valuation:
If Cash Settlement is Applicable
Valuation Time:	The time at which the VWAP Price is determined as specified under the provision below.
Valuation Date(s):	The latest of the Averaging Dates
Averaging Dates:	Each of the 10 Scheduled Trading Days in the period from and including the Staggered Settlement Date to and including the Expiration Date.
Averaging Date Disruption:	Modified Postponement
Relevant Price:	The VWAP Price in respect of the relevant Averaging Date.
VWAP Price:
In respect of any date of determination, the volume-weighted average price per share of the Shares for the regular trading session of the Exchange on such date (without regard to pre-open or after hours trading) as displayed on Bloomberg Page “AQR” (or any successor thereto), as determined by the Calculation Agent, or in the event such price is not so reported for such day for any reason or is manifestly erroneous, as reasonably determined by the Calculation Agent:

Settlement Terms:
Settlement Method Election:	Applicable only with respect to Options that are exercised as of the Staggered Settlement Date.
Settlement Currency:	USD
Electing Party:	Buyer
Settlement Method Election Date:	November 01, 2015
Settlement Method:
(A) Physical Settlement for any Options that are exercised prior to the Staggered Settlement Date, and (B) as determined pursuant to the terms of Settlement Method Election for any Options that are exercised on the Staggered Settlement Date.

Default Settlement Method:	Cash Settlement
Settlement Price:	EITHER: (A) if Cash Settlement is applicable as determined pursuant to the “Valuation” section above. OR (B) if Physical Settlement is applicable, the Strike Price.
Settlement Date:
Only with respect to any Option that is exercised on the Staggered Settlement Date, the Seller shall deliver to the Buyer 1/10th of the Number of shares to be Delivered on each day that is one Settlement Cycle after each of the consecutive 10 Valid Dates in the period commencing on and including the Staggered Settlement Date.

Cash Settlement Payment Date:	3 Currency Business Days after the Valuation Date
Dividends:
Extraordinary Dividend:
(I) Any cash dividend that exceeds 10% of the VWAP Price in respect of the Valid Day immediately preceding the first Exchange Business Day on which the Shares commence trading ex-dividend with respect to such dividend and (ii) any dividend that consists, in any material part, of consideration other than cash, as determined by the Calculation Agent, shall constitute an Extraordinary Dividend for purposes of Section 11.2(e)(iii) of the Equity Definitions.

Dividend Amount:
Seller shall pay to Buyer on the relevant Dividend Payment Date an amount equal to the product of (i) the Record Amount, (ii) the Number of Options, (iii) the Option Entitlement and (iv) the theoretical delta-hedge ratio of the Transaction as of the first Exchange Business Day on which the Shares commence trading ex-dividend, as determined by the Calculation Agent.

Dividend Period:	First Period
Dividend Payment Date(s):	With respect to any Dividend Amount, the date upon which the Issuer pays to holders of the Shares the relevant Record Amount, as determined by the Calculation Agent.
Share Adjustments:
Method of Adjustment:
Calculation Agent Adjustment, provided, however, that upon the occurrence of a Extraordinary Dividend described In clause (I) of the definition thereof, the Calculation Agent shall reduce the Strike Price (but not below zero) by the per Share amount of such Extraordinary Dividend (and make no other adjustments); provided, further, that to the extent such per Share amount exceeds the then-applicable Strike Price, the amount of such excess shall be treated as a “gross cash dividend” for purposes of section 10.1 of the Equity Definitions and Seller shall pay to Buyer, on the Dividend Payment Date for such Extraordinary Dividend, an amount equal to the product of the (i) the Record Amount, (ii) the Number of Options and (iii) the Option Entitlement.

Extraordinary Events:
New Shares:
The definition of “New Shares” in section 12.1(i) or the Equity Definitions shall apply provided however that:-

(a) if the Exchange mentioned therein is located in the United States, the definition of “New Shares” shall be amended by deleting subsection (i) in its entirety and replacing it with the following “(i) publicly quoted, traded or listed on any of the New York Stock Exchange, the American Stock Exchange or the NASDAQ National Market system (or their respective successors)”.; and

(b) if the Exchange mentioned therein is within the European Union, Norway or Switzerland the definition of “New Shares” shall be amended by deleting subsection (i) in its entirety and replacing it with the following:  “(I) publicly quoted, traded or listed on any of the exchanges or quotation systems located in the European Union, Norway or Switzerland”

Consequences of Merger Events:
(a) Share-for-Share:	Modified Calculation Agent Adjustment
(b) Share-for-Other:	Modified Calculation Agent Adjustment
(c) Share-for-Combined:	Modified Calculation Agent Adjustment
Tender Offer:	Applicable
Consequences of Tender Offers:
(a) Share-for-Share:	Modified Calculation Agent Adjustment
(b) Share-for-Other:	Modified Calculation Agent Adjustment
(c) Share-for-Combined:	Modified Calculation Agent Adjustment
Composition of Combined Consideration:	Inapplicable
Nationalisation, Insolvency or De-listing:	Cancellation and Payment (Calculation Agent Determination)
De-listing:
In addition to the provisions of section 12.6(a)(iii) of the Equity Definitions and for the avoidance of doubt, it will constitute a De-listing if (a) the Exchange is located in the United States and the Shares are not immediately re-listed, re-traded or re-quoted on any of the New York Stock Exchange, the American Stock Exchange or the NASDAQ National Market System (or their respective successors); and (b) the Exchange is in the European Union, Norway or Switzerland, and the Shares are not immediately re-listed, re-traded or re-quoted on any of the exchanges or quotation systems located in the European Union, Norway or Switzerland.

Additional Disruption Events:
Change in Law:
Applicable, except that Section 12.9(a)(ii) is amended by the replacement of the word “Shares” with “Hedge Positions” and the replacement of the words in the last three lines starting “or (Y) it will incur...” to “... on its tax position)” with the words “unless the illegality is due to an act or omission of the party seeking to elect termination of the Transaction”.

Failure to Deliver:	Applicable

Insolvency Filing:	Applicable
Hedging Disruption:	Applicable
Hedging Party:	Party A
Increased Cost of Hedging:	Inapplicable
Loss of Stock Borrow:	Inapplicable
Increased Cost of Stock Borrow:	Inapplicable
Determining Party:	Party A
Representations:
Non-Reliance:	Applicable
Agreement and Acknowledgments Regarding Hedging Activities:	Applicable
Additional Acknowledgments:	Applicable
Party B Representations.  Party B represents, warrants, acknowledges that:
Securities Act.  It is a “qualified institutional buyer” as defined in Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”).

3. Account Details
Payments to Party A:	Standard Settlement Instructions
Payments to Party B:	Standard Settlement Instructions
4. Contact Names:
Confirmations Telephone: Fax: e-mail address:	XXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXX XXXXXXXXXX XXXXXXXXXXXXXX
Your Documentation contact is specified on the front of our Facsimile Transmission sheet
During the following London Business Hours (09:00 to 18:00 GMT inc BST) please contact the below:
XXXXXXXXXXXXXXXXXXXXXX

During the following London Hours (18:00 to 23.00 GMT inc BST) XXXXXXXXXXXXXXXXXXXX
XXXXXXXXXXXXXXXXXXXXXXXXX

During the following London Hours (23:00 to 09:00 GMT inc BST) XXXXXXXXXXXXXXXXXXXX
XXXXXXXXXXXXXXXXXXXXXXXXX

Payments/Fixings Telephone: Fax:	XXXXXXXXXXXX XXXXXXXXXX XXXXXXXXXX
5. Offices:	(a) The Office of Party A for the Transaction is XXXXXXXXXXX

THIS MESSAGE WILL BE THE ONLY FORM OF CONFIRMATION DISPATCHED BY US.  PLEASE EXECUTE AND RETURN IT BY FACSIMILE PROMPTLY TO FAX NUMBER XXXXXXXXXXXXX.  IF YOU WISH TO EXCHANGE HARD COPY FORMS OF THIS CONFIRMATION PLEASE CONTACT US.

Please confirm that the Foregoing correctly sets forth the terms of our agreement by sending to us a letter or telex substantially similar to this facsimile, which letter or telex sets forth the material terms of the Transaction to which this Confirmation relates and indicates your agreement to those terms.  The time of execution of this Transaction will be made available by Party A upon written request.

Yours faithfully,
for and on behalf of

XXXXXXXXXXXXXXXX

By: XXXXXXXXXXXXXX	By: XXXXXXXXXXX
Name: XXXXXXXXXXXXXX	Name: XXXXXXXXXXXX
Title: Authorised Signatory	Title: Authorised Signatory

XXXXXXXXXXXXXXXXX

By: XXXXXXXXXXXXX	By: XXXXXXXXXXXXXX
Name: XXXXXXXXXXXXX	Name: XXXXXXXXXXXXX
Title: XXXXXXXXXXXXXXXXX	Title: Authorised Signatory

Confirmed as or the date first above written:

LONGLEAF PARTNERS FUND

By: /s/ Andrew R. McCarroll	By:
Name: Andrew R. McCarroll	Name:
Title: Authorised Signer	Title:

06 December 2010
Longleaf Partners Fund 6410 Polpar Ave, Ste 900, Memphis 38119, Tennessee United States

Our Transaction Reference Number:  XXXXXXXXXXXXXX

Dear Sir / Madam,

The purpose of this facsimile agreement (the “Increase Agreement”) is to confirm the terms and conditions of certain amendments to an original transactions (the “original Transaction”) entered into between XXXXXXXXXXXXXX (“Party A”) and Longleaf Partners Fund (“Party B”) with our reference of XXXXXXXXXX and evidenced by the Agreement (as defined below) in accordance with the terms and conditions specified below.

All terms, if not defined herein, shall have the same respective meanings as they have in the confirmation dated 02 December 2010 subject to an ISDA Master Agreement dated as of 01 June 2002 (collectively, the “Agreement”) with respect to the original Transaction.

The terms of the amendments to the original Transaction are as follows:

Increase Trade Date:	03 December 2010
Increase Effective Date :	Increase Trade Date
Existing Number of Options:	9,350,000
Number of Options being increased:	1,111,000
Increased Number of Options:	10,461,000
Increased Amount:	USD 9,453,832.30 payable by Party B to Party A pursuant to this Increase Agreement
Increase Payment Date:	08 December 2010
Terms of the Original Transaction are as follows:

Transaction Type:	Share Option Transaction
Trade Date:	02 December 2010
Strike Price:	USD 7.00
Shares:	Dell Inc. (RI Code: DELL.OQ)
Expiration Date:	14 December 2015
1. Account Details:
Payments to Party A:	Standard Settlement Instructions

Payments to Party B	Standard Settlement Instructions
2. Contact Names:
Confirmations Telephone: Fax: e-mail address:	XXXXXXXXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXXXXXXX
Your Documentation contact is specified on the front of our Facsimile Transmission sheet
During the following London Business Hours (09:00 to 18:00 GMT inc BST) please contact the below:
XXXXXXXXXXXXXXXXX

During the following London Hours (18:00 to 23:00 GMT inc BST) please contact XXXXXXXXXXXXXXXX
XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

During the following London Hours (23:00 to 09:00 GMT inc BST) please contact XXXXXXXXXXXXXXXX
XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

Payments/Fixings Telephone: Fax:	XXXXXXXXXXXXXXX XXXXXXXXXX XXXXXXXXXX
3.           Amendments and Miscellaneous:

In consideration of the payment by Party B to Party A of the Increased Amount on the Increase Payment Date, Party A and Party B agree that with effect from the Increase Effective Date, the Agreement shall be amended as set forth below:

All references in the confirmation of the original Transaction to the “Number of Options” shall be to “Increased Number of Options”.

On the date of this Increase Agreement and Increase Effective Date, each of party represents and warrants to the other party in respect of the Agreement (as may be amended from time to time) that all representations and warranties made or deemed made by it in or pursuant to the Agreement remain true and accurate in all material respects.

This Increase Agreement constitutes the entire agreement and understanding of the parties with respect to its subject matter and supersedes all oral communication and prior writings (except as otherwise provided herein) with respect thereto.

Except as specifically amended hereby, all the terms and conditions of the Agreement shall continue in full force and effect in accordance with its provisions and nothing contained herein shall be construed as a waiver or modification of any existing rights in respect of the original Transaction except as such rights are expressly modified hereby.  Reference to the Agreement will be to the Agreement, as amended by this Increase Agreement.

This Increase Agreement may be executed and delivered in counterparts (including by facsimile transmission or by e-mail or other electronic means), each or which will be deemed an original.

No amendment, modification or waiver in respect or this Increase Agreement will be effective unless In writing (including a writing evidenced by a facsimile transmission) and executed by each of the parties or confirmed by an exchange of telexes or electronic messages on an electronic messaging system.

This Increase Agreement shall be governed by and construed in accordance with the law of the State of New York without reference to choice of law doctrine.

THIS MESSAGE WILL BE THE ONLY FORM OF CONFIRMATION DISPATCHED BY US.  PLEASE EXECUTE AND RETURN IT BY FACSIMILE PROMPTLY TO FAX NUMBER XXXXXXXXXXXX  IF YOU WISH TO EXCHANGE HARD COPY FORMS OF THIS CONFIRMATION PLEASE CONTACT US.

Please confirm that the foregoing correctly sets forth the terms of our agreement by sending to us a letter or telex substantially similar to this facsimile, which letter or telex sets forth the material terms of the Transaction to which this Confirmation relates and indicates your agreement to those terms.  The time of execution of this Transaction will be made available by Party A upon written request.

Yours faithfully,
for and on behalf of

XXXXXXXXXXXXXXXX

By: XXXXXXXXXXXXXX	By: XXXXXXXXXXXXXX
Name: XXXXXXXXXXX	Name: XXXXXXXXXX
Title: Authorised Signatory	Title: Authorised Signatory

XXXXXXXXXXXXXXXXXXXXXX

By: XXXXXXXXXXXXXX	By: XXXXXXXXXXXXXXX
Name: XXXXXXXXXXXX	Name: XXXXXXXXXXX
Title: Authorised Signatory	Title: Authorised Signatory

Confirmed as or the date first above written:

LONGLEAF PARTNERS FUND

By: /s/ Andrew R. McCarroll	By:
Name: Andrew R. McCarroll	Name:
Title: Authorised Signer	Title:

06 December 2010
Longleaf Partners Fund 6410 Polpar Ave, Ste 900, Memphis 38119, Tennessee United States

Our Transaction Reference Number: XXXXXXXXXXXXX

Dear Sir / Madam,

The purpose of this facsimile agreement (the “Increase Agreement”) is to confirm the terms and conditions of certain amendments to an original transaction (the “original Transaction”) entered into XXXXXXXXXXXXXXXX (“Party A”) and Longleaf Partners Fund (“Party B”) with our reference of XXXXXXXXXXXXX and evidenced by the Agreement (as defined below) In accordance with the terms and conditions specified below.

All terms, if not defined herein, shall have the same respective meanings as they have in the confirmation dated 02 December 2010 subject to an ISDA Master Agreement dated as of 01 June 2002 (collectively, the “Agreement”) with respect to the original Transaction.

The terms of the amendments to the original Transaction are as follows:

Increase Trade Date:	06 December 2010
Increase Effective Date :	Increase Trade Date
Existing Number of Options:	10,461,000
Number of Options being increased:	400,000
Increased Number of Options:	10,861,000
Increased Amount:	USD 3,383,720.00 payable by Party B to Party A pursuant to this Increase Agreement.
Increase Payment Date:	09 December 2010
Terms of the Original Transaction are as follows:

Transaction Type:	Share Option Transaction
Trade Date:	02 December 2010
Strike Price:	USD 7.00
Shares:	Dell Inc. (RI Code: DELL.OQ)
Expiration Date:	14 December 2015
1. Account Details:
Payments to Party A:	Standard Settlement Instructions

Payments to Party B:	Standard Settlement Instructions
2. Contact Names:
Confirmations Telephone: Fax: e-mail address:	XXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXXXXXXX
Your Documentation contact is specified on the front of our Facsimile Transmission sheet
During the following London Business Hours (09:00 to 18:00 GMT inc BST) please contact the below:
XXXXXXXXXXXXXXXXXXXXXX

During the following London Hours (18:00 to 23:00 GMT inc BST) please contact XXXXXXXXXXXXXXXXXXX
XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

During the following London Hours (23:00 to 09:00 GMT inc BST) please contact XXXXXXXXXXXXXXXXXXX
XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

Payments/Fixings Telephone: Fax:	XXXXXXXXXXXXXX XXXXXXXXXX XXXXXXXXXX
3.Amendments and Miscellaneous:

In consideration of the payment by Party B to Party A of the Increased Amount on the Increase Payment Date, Party A and Party B agree that with effect from the Increase Effective Date, the Agreement shall be amended as set forth below:

All references in the confirmation of the original Transaction to the “Number of Options” shall be to “Increased Number of Options”.

On the date of this Increase Agreement and Increase Effective Date, each of party represents and warrants to the other party in respect of the Agreement (as may be amended from time to time) that all representations and warranties made or deemed made by it in or pursuant to the Agreement remain true and accurate in all material respects.

This Increase Agreement constitutes the entire agreement and understanding of the parties with respect to its subject matter and supersedes all oral communication and prior writings (except as otherwise provided herein) with respect thereto.

Except as specifically amended hereby, all the terms and conditions of the Agreement shall continue in full force and effect in accordance with its provisions and nothing contained herein shall be construed as a waiver or modification of any existing rights in respect of the original Transaction except as such rights are expressly modified hereby.  Reference to the Agreement will be to the Agreement, as amended by this Increase Agreement.

This Increase Agreement may be executed and delivered in counterparts (Including by facsimile transmission or by e-mail or other electronic means), each of which will be deemed an original.

No amendment, modification or waiver in respect or this Increase Agreement will be effective unless In writing (including a writing evidenced by a facsimile transmission) and executed by each of the parties or confirmed by an exchange of telexes or electronic messages on an electronic messaging system.

This Increase Agreement shall be governed by and construed in accordance with the law of the State of New York without reference to choice of law doctrine.

THIS MESSAGE WILL BE THE ONLY FORM OF CONFIRMATION DISPATCHED BY US.  PLEASE EXECUTE AND RETURN IT BY FACSIMILE PROMPTLY TO FAX NUMBER XXXXXXXXXXXXXXX  IF YOU WISH TO EXCHANGE HARD COPY FORMS OF THIS CONFIRMATION PLEASE CONTACT US.

Please confirm that the foregoing correctly sets forth the terms of our agreement by sending to us a letter or telex substantially similar to this facsimile, which letter or telex sets forth the material terms of the Transaction to which this Confirmation relates and indicates your agreement to those terms.  The time of execution of this Transaction will be made available by Party A upon written request.

Yours faithfully,
for and on behalf of

XXXXXXXXXXXXXXXXXXX

By: XXXXXXXXXXXXXXXX	By: XXXXXXXXXX
Name: XXXXXXXXXX	Name: XXXXXXXXXXX
Title: Authorised Signatory	Title: Authorised Signatory

XXXXXXXXXXXXXXXXXXXX

By: XXXXXXXXXXXXXXX	By: XXXXXXXXXXXXX
Name: XXXXXXXXXXXXXX	Name: XXXXXXXXXXX
Title: Authorised Signatory	Title: Authorised Signatory

Confirmed as or the date first above written:

LONGLEAF PARTNERS FUND

By: /s/ Andrew R. McCarroll	By:
Name: Andrew R. McCarroll	Name:
Title: Authorised Signer	Title:

07 December 2010
Longleaf Partners Fund 6410 Polpar Ave, Ste 900, Memphis 38119, Tennessee United States

Our Transaction Reference Number:  XXXXXXXXXXXXXXX

Dear Sir / Madam,

The purpose of this facsimile agreement (the “Increase Agreement”) is to confirm the terms and conditions of certain amendments to an original transaction (the “original Transaction”) entered into between XXXXXXXXXXXXXXXX (“Party A”) and Longleaf Partners Fund (“Party B”) with our reference of XXXXXXXXXXXX and evidenced by the Agreement (as defined below) In accordance with the terms and conditions specified below.

All terms, if not defined herein, shall have the same respective meanings as they have in the confirmation dated 02 December 2010 subject to an ISDA Master Agreement dated as of 01 June 2002 (collectively, the “Agreement”) with respect to the original Transaction.

The terms of the amendments to the original Transaction are as follows:

Increase Trade Date:	07 December 2010
Increase Effective Date :	Increase Trade Date
Existing Number of Options:	10,861,000
Number of Options being increased:	1,639,000
Increased Number of Options:	12,500,000
Increased Amount:	USD 14,060,981.00 payable by Party B to Party A pursuant to this Increase Agreement.
Increase Payment Date:	10 December 2010
Terms of the Original Transaction are as follows:

Transaction Type:	Share Option Transaction
Trade Date:	02 December 2010
Strike Price:	USD 7.00
Shares:	Dell Inc. (RI Code: DELL.OQ)
Expiration Date:	14 December 2015
1. Account Details:
Payments to Party A:	Standard Settlement Instructions

Payments to Party B:	Standard Settlement Instructions
2. Contact Names:
Confirmations Telephone: Fax: e-mail address:	XXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXX XXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXX
Your Documentation contact is specified on the front of our Facsimile Transmission sheet
During the following London Business Hours (09:00 to 18:00 GMT inc BST) please contact the below:
XXXXXXXXXXXXXXXXXXX

During the following London Hours (18:00 to 23:00 GMT inc BST) please contact XXXXXXXXXXXXXXXXXXXXXX
XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

During the following London Hours (23:00 to 09:00 GMT inc BST) please contact XXXXXXXXXXXXXXXXXXXXXX
XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

Payments/Fixings Telephone: Fax:	XXXXXXXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX
3.           Amendments and Miscellaneous:

In consideration of the payment by Party B to Party A of the Increased Amount on the Increase Payment Date, Party A and Party B agree that with effect from the Increase Effective Date, the Agreement shall be amended as set forth below:

All references in the confirmation of the original Transaction to the “Number of Options” shall be to “Increased Number of Options”.

On the date of this Increase Agreement and Increase Effective Date, each of party represents and warrants to the other party in respect of the Agreement (as may be amended from time to time) that all representations and warranties made or deemed made by it in or pursuant to the Agreement remain true and accurate in all material respects.

This Increase Agreement constitutes the entire agreement and understanding of the parties with respect to its subject matter and supersedes all oral communication and prior writings (except as otherwise provided herein) with respect thereto.

Except as specifically amended hereby, all the terms and conditions of the Agreement shall continue in full force and effect in accordance with its provisions and nothing contained herein shall be construed a waiver or modification of any existing rights in respect of the original Transaction except as such rights are expressly modified hereby.  Reference to the Agreement will be to the Agreement, as amended by this Increase Agreement.

This Increase Agreement may be executed and delivered in counterparts (including by facsimile transmission or by e-mail or other electronic means), each of which will be deemed an original.

No amendment, modification or waiver In respect of this Increase Agreement will be effective unless In writing (including a writing evidenced by a facsimile transmission) and executed by each of the parties or confirmed by an exchange of telexes or electronic messages on an electronic messaging system.

This Increase Agreement shall be governed by and construed in accordance with the law of the State of New York without reference to choice of law doctrine.

THIS MESSAGE WILL BE THE ONLY FORM OF CONFIRMATION DISPATCHED BY US.  PLEASE EXECUTE AND RETURN IT BY FACSIMILE PROMPTLY TO FAX NUMBER XXXXXXXXXXXXX  IF YOU WISH TO EXCHANGE HARD COPY FORMS OF THIS CONFIRMATION PLEASE CONTACT US.

Please confirm that the foregoing correctly sets forth the terms of our agreement by sending to us a letter or telex substantially similar to this facsimile, which letter or telex sets forth the material terms of the Transaction to which this confirmation relates and indicates your agreement to those terms.  The time of execution of this Transaction will be made available by Party A upon written request.

Yours faithfully,
for and on behalf of

XXXXXXXXXXXXXXXXXXXXXXXX

By: XXXXXXXXXXXXXXXX	By: XXXXXXXXXXXXX
Name: XXXXXXXXXXXXXX	Name: XXXXXXXXXXXXXXX
Title: Authorised Signatory	Title: XXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXXXXXXX

By: XXXXXXXXXXXXX	By: XXXXXXXXXXXXX
Name: XXXXXXXXXXXXXXXX	Name: XXXXXXXXXXXXXX
Title: Authorised Signatory	Title: Authorised Signatory

Confirmed as or the date first above written:

LONGLEAF PARTNERS FUND

By: /s/ Andrew R. McCarroll	By:
Name: Andrew R. McCarroll	Name:
Title: Authorised Signer	Title:

SCHEDULE V

Reference Number: XXXXXXX	Account Number: XXXXXXXXXXXX

December 6, 2010

Opening Transaction

LONGLEAF PARTNERS FUNDS TRUST-LONGLEAF PARTNERS FUND

This Confirmation amends and supercedes in its entirety any Confirmation previously sent to you with a reference number XXXXXXXXXXX

Dear Sir/Madam:

The purpose of this letter agreement (this “Confirmation”) is to confirm the terms and conditions of the Transaction entered into between XXXXXXXXXXXXXXXX and LONGLEAF PARTNERS FUNDS TRUST-LONGLEAF PARTNERS FUND (the “Counterparty” and together with XXXXXXXXXXXX, the “Parties”) on the Trade Date specified below (the “Transaction”).  This confirmation constitutes a “Confirmation” as referred to in the ISDA Master Agreement specified below.

The definitions and provisions contained in the 2002 ISDA Equity Derivatives Definitions (as published by the International Swaps and Derivatives Association, Inc. (“ISDA”)) (the “Equity Definitions”) are incorporated into this Confirmation.  In the event of any inconsistency between the Equity Definitions and this Confirmation, this Confirmation will govern.  Any reference to a currency shall have the meaning contained in Annex A to the 1998 ISDA FX and Currency Option Definitions, as published by ISDA.

1.           This Confirmation supplements, forms part of, and is subject to, the ISDA Master Agreement dated as of November 9, 2010, as amended and supplemented from time to time (the “Agreement”), between the Parties.  All provisions contained in the Agreement govern this Confirmation except as expressly modified below.

2.           The terms of the particular Transaction to which this Confirmation relates are as follows:

GENERAL TERMS:

Trade Date:	December 2, 2010
Option Style:	American
Option Type:	Call
Seller:	XXXXXXXXXXXXX
Buyer:	Counterparty

1

Reference Number: XXXXXXXXX	Account Number: XXXXXXXXXXXXXX

Shares:	DELL INC (RIC “DELL.O”)
Number of Options:	9,800,000
Strike Price:	USD 7.00
Option Entitlement:	1 Share per Option
Premium:	USD 83,404,860.00
Premium Payment Date:	December 7, 2010
Exchange:	The primary Exchanges on which the Shares are traded.
Related Exchange(s):	All Exchanges
Averaging Dates:	The 10 Exchange Business Days prior to and including the Valuation Date.
Relevant Price:	Section 1.23(b) of the Equity Definitions shall be deleted in its entirety and replaced with the following: “in respect of a Share, the VWAP Price on the relevant Averaging Date.”
VWAP Price:
In respect of any date of determination, the volume-weighted average price per share of the Shares for the regular trading session of the Exchange on such date (without regard to pre-open or after hours trading) as displayed on Bloomberg Page “AQR” (or any successor thereto), as determined by the Calculation Agent, or in the event such price is not so reported for such day for any reason or is manifestly erroneous, as reasonably determined by the Calculation Agent.

Averaging Date Disruption:	Modified Postponement
PROCEDURE FOR EXERCISE:
Commencement Date:	December 2, 2010
Latest Exercise Time:	The earlier of (i) 12:00 noon (local time in the city where the Exchange is located) and (ii) two hours prior to the close of the Exchange.
Expiration Time:	Valuation Time
Expiration Date:	December 14, 2015

2

Reference Number: XXXXXXXXXXXX	Account Number: XXXXXXXXXXXXX

Multiple Exercise:	Applicable
Minimum Number of Options:	1
Maximum Number of Options:	The Number of Options that are unexercised as of any Exercise Date
Integral Multiple:	1
Automatic Exercise:	Applicable
Condition for Automatic Exercise when Physical Settlement is Applicable:	Section 3.4(c) of the Equity Definitions shall be deleted in its entirety and replaced with the following: “In-the-Money” means that the Reference Price is greater than the Strike Price.
Seller’s Contact Details for Exercise:	As separately notified.
VALUATION:
Valuation Time:	The Scheduled Closing Time on the relevant Exchange.
Valuation Date:	Each Exercise Date
SETTLEMENT TERMS:
Settlement Method Election:	Applicable
Settlement Method Election Date:
Buyer must provide notice to Seller of such election no later than 12:00 noon (New York time) on the day that is 30 calendar days preceding the Exercise Date (the “Election Date”), provided, however, if Buyer does not provide such notice on or before the Election Date, Seller and Buyer will mutually agree to a settlement method for this Transaction as soon as reasonably practicable; provided further that if Buyer and Seller have not agreed upon a settlement method on or prior to the Valuation Date, then the Default Settlement Method shall apply.

Electing Party:	Buyer

3

Reference Number: XXXXXXXXXXXX	Account Number: XXXXXXXXXXXXXXX

Default Settlement Method:	Cash Settlement
Cash Settlement Payment Date:	3 Currency Business Day(s) following the relevant Valuation Date.
Settlement Currency:	USD
Settlement Price:	If Physical Settlement is applicable, the Strike Price. If Cash Settlement is applicable, the arithmetic mean of the Relevant Prices on each of the Averaging Dates.
ADJUSTMENTS AND EXTRAORDINARY EVENTS:
Method of Adjustment:
Calculation Agent Adjustment; provided that Section 11.2(c) of the Equity Definitions shall be modified in the following manner:  (i) the parenthetical in the fifth line from the bottom shall be deleted and replaced with “(provided that adjustments shall be permitted to be made to account for changes in volatility, expected dividends, stock loan rate or liquidity relative to the relevant Share)”; provided further that, notwithstanding anything to the contrary in Section 11.2(c) of the Equity definitions (as modified herein), upon the occurrence of a Extraordinary Dividend described in clause (i) of the definition thereof, the Calculation Agent shall reduce the Strike Price (but not below zero) by the per Share amount of such Extraordinary Dividend (and make no other adjustments).  To the extent such per Share amount exceeds the then-applicable Strike Price, the amount of such excess shall be treated as a “gross cash dividend” for purposes of Section 10.1 of the Equity Definitions and Seller shall pay to Buyer, on the Dividend Payment Date for such Extraordinary Dividend, an amount equal to the product of the (i) the Record Amount, (ii) the Number of Options and (iii) the Option Entitlement.

Extraordinary Dividend:
(i) Any cash dividend paid on the Shares that exceeds 10% of the VWAP Price in respect of the Pricing Day immediately preceding the Exchange Business Day on which the Shares commence trading ex-dividend with respect to such dividend, as determined by the Calculation Agent and (ii) any dividend that consists, in any part, of consideration other than cash, as determined by the Calculation Agent, shall constitute an “Extraordinary Dividend” for purposes of Section 11.2(e)(iii) of the Equity Definitions.

4

Reference Number: XXXXXXXXXX	Account Number: XXXXXXXXXXXX

Pricing Day:	Any Exchange Business Day that is not a Disrupted Day.
Dividend Amount:
An amount, payable on the relevant Dividend Payment Date by the Seller to the Buyer, equal to the product of (i) the Record Amount in respect of the relevant Shares, (ii) the relevant Number of Options, (iii) the Option Entitlement, as determined by the Calculation Agent, and (iv) the theoretical delta-hedge ratio of the Transaction as of the record date of the relevant dividend, as determined by the Calculation Agent.

Dividend Period:	First Period
Dividend Payment Date(s):	With respect to any Dividend Amount, the date upon which the Issuer pays to holders of relevant Shares the relevant Record Amount, as determined by the Calculation Agent.
CONSEQUENCES OF MERGER EVENTS:
(a) Share-for-Share:	Modified Calculation Agent Adjustment
(b) Share-for-Other:	Modified Calculation Agent Adjustment
(c) Share-for-Combined:	Modified Calculation Agent Adjustment
Merger Date:	The date upon which holders of the necessary number of Shares to constitute a Merger Event have agreed or have irrevocably become obliged to transfer their Shares.
Tender Offer:	Applicable
CONSEQUENCES OF TENDER OFFERS:
(a) Share-for-Share:	Modified Calculation Agent Adjustment
(b) Share-for-Other:	Modified Calculation Agent Adjustment
(c) Share-for-Combined:	Modified Calculation Agent Adjustment

5

Reference Number: XXXXXXXXXXX	Account Number: XXXXXXXXXXXX

Composition of Combined Consideration:	Not Applicable
Nationalization, Insolvency or Delisting:	Cancellation and Payment (Calculation Agent Determination)
ADDITIONAL DISRUPTION EVENTS:
(a) Change in Law:
Applicable; provided that Section 12.9(a)(ii)(X) of the Equity Definitions is hereby amended by adding the words “or Hedge Positions” immediately after the word “Shares”, and by deleting all of the text from, and including, “or (Y)” through, and including, “tax position)” and replacing it with the following:  “unless the illegality is due to an act or omission of the party seeking to elect termination of the Transaction.”

(b) Failure to Deliver:	Not Applicable unless Buyer validly elects Physical Settlement on or prior to the Settlement Method Election Date.
(c) Insolvency Filing:	Applicable
(d) Hedging Disruption:	Applicable
Hedging Party:	XXXXXXXXXXXXXX
(e) Loss of Stock Borrow:	Not Applicable
(f) Increased Cost of Stock Borrow:	Not Applicable
(g) Increased Cost of Hedging:	Not Applicable
Determining Party:	XXXXXXXXXXXX
Non-Reliance:	Applicable
Agreements and Acknowledgements Regarding Hedging Activities:	Applicable
Additional Acknowledgements:	Applicable
3. Calculation Agent:	The Calculation Agent identified in the Agreement.
4. Account Details:

6

Reference Number: XXXXXXXXXX	Account Number: XXXXXXXXXXX

Account for Payments to XXXXXXXXXXXX:	As separately notified.
Account for Payments to Counterparty:	To be provided by Counterparty.

5.           To the extent that Rule 15a-6 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applies to this Transaction, then (a) XXXXXXXXXXXXXXXXX is acting as agent for both parties but does not guarantee the performance of either party; (b) XXXXXXXXXXX and Counterparty each hereby acknowledge that any transactions by XXXXXXXXXXXX with respect to Shares will be undertaken by XXXXXXXXXXX as principal for its own account; (c) all of the actions to be taken by XXXXXXXXXX and XXXXXXXXX in connection with the Transaction shall be taken by XXXXXXXXXXXXXXX independently and without any advance or subsequent consultation with Counterparty; and (d) XXXXXXXXXXX is hereby authorized to act as agent for Counterparty only to the extent required to satisfy the requirements of Rule 15a-6 under the Exchange Act in respect of the Transaction.  XXXXXXX is not a member of the Securities Investor Protection Corporation (“SIPC”).

6.           Governing Law:  The law governing the Agreement between the Parties.

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing this Confirmation and returning it to us by email as provided on the attached cover page.
Confirmed as of the date first written above:

7

Reference Number: XXXXXXXXXXXXXX	Account Number: XXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXX		LONGLEAF PARTNERS FUNDS TRUST-LONGLEAF PARTNERS FUND

By:		By:	/s/ Andrew R. McCarroll
	Name:		Name: Andrew R. McCarroll
	Title:		Title: Authorized Signer

XXXXXXXXXXXXXXXXXXXXXXXXXX

XXXXXXXXXXX
Name:  XXXXXXXXXXXXX
Title:  XXXXXXXXXXXX

8

Reference Number: XXXXXXXXX	Account Number: XXXXXXXXXXXXX

December 3, 2010

Increase of Transaction

LONGLEAF PARTNERS FUNDS TRUST-LONGLEAF PARTNERS FUND

Dear Sir/Madam:

The purpose of this letter agreement (this “Confirmation”) is to confirm the terms and conditions of the increase of the Transaction entered into between XXXXXXXXXXXXXXXXXXXXX and LONGLEAF PARTNERS FUNDS TRUST-LONGLEAF PARTNERS FUND (the “Counterparty”, and together with XXXXXXXXXX, the “Parties”) with the Increase Terms indicated below (the “Increased Transaction”).This Confirmation is subject to the terms and provisions of the original Confirmation of the Increased Transaction (the “Original Confirmation”).  In the event of any inconsistency between the Original Confirmation, subsequent amendments to such Original Confirmation (if any), and this Confirmation, this Confirmation will govern.

1.           This Confirmation supplements, forms part of, and is subject to, the ISDA Master Agreement dated as of November 9, 2010, as amended and supplemented from time to time (the “Agreement”), between the Parties.  All provisions contained in the Agreement govern this Confirmation except as expressly modified below.

2.           The Parties agree that the Transaction is amended by increasing the current Number of Options by a number of Options equal to the Additional Number of Options, effective on the Increase Date.  On the Increase Date, the sum of the current Number of Options and the Additional Number of Options shall be deemed the Number of Options with respect to this Transaction.  Any additional Premium with respect to the Additional Number of Options (the “Additional Premium”) shall be paid by the Buyer to the Seller on the Increase Premium Payment Date.

DESCRIPTION OF TRANSACTION:

Trade Date:	December 2, 2010
Option Style:	American
Option Type:	Call
Seller:	XXXXXXXXXXXXXX
Buyer:	Counterparty
Shares:	DELL INC (RIC “DELL.O”)

1

Reference Number: XXXXXXXXXXXXXXX	Account Number: XXXXXXXXXXXX

Number of Options as of the Trade Date:	9,800,000
Option Entitlement:	1 Share(s) per Option
Strike Price:	USD 7.00
Expiration Date:	December 14, 2015
INCREASE TERMS:
Increase Date:	December 3, 2010
Additional Number of Options:	895,000
Additional Premium:	USD 7,594,075.00
Increase Premium Payment Date:	December 8, 2010
3. Account Details:
Account for Payments to XXXXXXXXXXXXXX:	As separately notified.
Account for Payments to Counterparty:	To be provided by Counterparty.
4. Governing Law:	The law governing the Agreement between the Parties.
Please confirm that the foregoing correctly sets forth the terms of our agreement by executing this Confirmation and returning it to us by email as provided on the attached cover page.
Confirmed as of the date first written above:

2

Reference Number: XXXXXXXXXXXX	Account Number: XXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXXXXXXXX		LONGLEAF PARTNERS FUNDS TRUST-LONGLEAF PARTNERS FUND

By:		By:	/s/ Andrew R. McCarroll
	Name:		Name: Andrew R. McCarroll
	Title:		Title: Authorized Signer

XXXXXXXXXXXXXXXXXXXXXXXX

/s/ XXXXXXXXXXXXXXXXXX
Name: XXXXXXXXXXXXXXXX
Title: XXXXXXXXXXXXXXXXXX

3

Reference Number: XXXXXXXXXXXXX	Account Number: XXXXXXXXXXX

December 6, 2010

Increase of Transaction

LONGLEAF PARTNERS FUNDS TRUST-LONGLEAF PARTNERS FUND

Dear Sir/Madam:

The purpose of this letter agreement (this “Confirmation”) is to confirm the terms and conditions of the increase of the Transaction entered into between XXXXXXXXXXXXXXXXXXXX and LONGLEAF PARTNERS FUNDS TRUST-LONGLEAF PARTNERS FUND (the “Counterparty”, and together with XXXXXXXXXXXX the “Parties”) with the Increase Terms indicated below (the “Increased Transaction”).This Confirmation is subject to the terms and provisions of the original Confirmation of the Increased Transaction (the “Original Confirmation”).  In the event of any inconsistency between the Original Confirmation, subsequent amendments to such Original Confirmation (if any), and this Confirmation, this Confirmation will govern.

1.           This Confirmation supplements, forms part of, and is subject to, the ISDA Master Agreement dated as of November 9, 2010, as amended and supplemented from time to time (the “Agreement”), between the Parties.  All provisions contained in the Agreement govern this Confirmation except as expressly modified below.

2.           The Parties agree that the Transaction is amended by increasing the current Number of Options by a number of Options equal to the Additional Number of Options, effective on the Increase Date.  On the Increase Date, the sum of the current Number of Options and the Additional Number of Options shall be deemed the Number of Options with respect to this Transaction.  Any additional Premium with respect to the Additional Number of Options (the “Additional Premium”) shall be paid by the Buyer to the Seller on the Increase Premium Payment Date.

DESCRIPTION OF TRANSACTION:

Trade Date:	December 2, 2010
Option Style:	American
Option Type:	Call
Seller:	XXXXXXXXXXXXX
Buyer:	Counterparty
Shares:	DELL INC (RIC “DELL.O”)

1

Reference Number: XXXXXXXXXXXXXX	Account Number: XXXXXXXXXXXXXXXX

Number of Options as of the Trade Date:	9,800,000
Option Entitlement:	1 Share(s) per Option
Strike Price:	USD 7.00
Expiration Date:	December 14, 2015
INCREASE TERMS:
Increase Date:	December 6, 2010
Additional Number of Options:	1,805,000
Additional Premium:	USD 15,363,438.00
Increase Premium Payment Date:	December 9, 2010
3. Account Details:
Account for Payments to XXXXXXXXXXXXX:	As separately notified.
Account for Payments to Counterparty:	To be provided by Counterparty.
4.           Governing Law:  The law governing the Agreement between the Parties.

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing this Confirmation and returning it to us by email as provided on the attached cover page.
Confirmed as of the date first written above:

2

Reference Number: XXXXXXXXXXXXX	Account Number: XXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXXXXX		LONGLEAF PARTNERS FUNDS TRUST-LONGLEAF PARTNERS FUND

By:		By:	/s/ Andrew R. McCarroll
	Name:		Name: Andrew R. McCarroll
	Title:		Title: Authorized Signer

XXXXXXXXXXXXXXXXXXXXXXXXX

/s/ XXXXXXXXXXXX
Name: XXXXXXXXXXXXX
Title: XXXXXXXXXXXX

 3